Meeder Financial

Quarterly Review

Second Quarter 2009

Meeder Financial

1

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

This is Bob Meeder, President of Meeder Financial and The Flex-funds® family of mutual funds. Thank you for taking the time to view our second Quarter 2009 Quarterly Review Webcast. We are confident the next 25 minutes will be a worthwhile investment of your time.

Agenda

- Review of 2nd Quarter 2009

- Current Investment Strategies

- Key Factors for Reminder of 2009

Meeder Financial

2

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

We will begin with a review of the second quarter, followed by a discussion of our current investment strategies.  Finally, we will end the webcast by sharing what we believe to be some of the key factors that could influence the markets for the remainder of this year.

The Money Market Fund

Performance Analysis as of June 30, 2009

Top 10% of all
General Purpose
Money Market
Funds!

6%
4%
2%
0%

	1 Year	3 Years	5 Years	10 Years	Since Inception
The Money Market Fund	1.54%	3.51%	3.24%	3.19%	4.84%
Lipper Average General Purpose Money Market Fund	0.92%	2.98%	2.73%	2.71%	4.54%

Meeder Financial

3

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Before I begin, I would once again like to highlight The Flex-funds® Money Market Fund.  As of June 30, 2009, The Money Market Fund continues to be an extremely competitive money market fund.  A record few others can boast, The Flex-funds® Money Market Fund has again landed in the top 10% of all general purpose money market funds according to iMoneyNet, just as it has for the past 23 consecutive calendar years, since inception in 1985.

7-Day Simple & 7-Day Compound Yields

The Flex-funds® Money Market Fund vs. Average General Purpose Money Market Fund

17 times more than the median money market fund!
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
0.03%
0.23%
0.52%
Median
Top 10%
Flex-funds Money Market Fund

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Money Market Funds are also quoted showing their 7-day simple and 7-day compounded yields.

As of June 30, 2009, the 7-day simple and 7-day compound yields of the Retail Class of The Flex-funds Money Market Fund were 0.52%.  For the same time frame, a fund yielding 0.23%, almost 3/10 of 1% lower than The Flex-funds Money Market Fund would remarkably be in the top 10% of all money market funds.  In comparison, the median money market fund, as of June 30, 2009 had a yield of just 0.03%. Put another way, The Flex-funds Money Market Fund is yielding 17 times more than the median money market fund which we believe is a remarkable accomplishment in this market environment.

S&P 500 – YTD

1000
950
900
850
800
750
700
650
-24%
+35%
Worst YTD in history
through March 6
One of the
strongest
2 month rallies
in 70 years
12/31/08
1/15/09
1/30/09
2/14/09
3/1/09
3/16/09
3/31/09
4/15/09
4/30/09
5/15/09
5/30/09
6/14/09
6/29/09

Meeder Financial

5

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

The following is a chart of the S&P 500 for the first half of 2009.  The performance of the stock market for the first six months of this year can be broken down into three distinct phases.  For the period up to March 9th, the S&P 500 was down over 24%, which, by the way, was the worst year-to-date performance in the history of the stock market.  However, from March 9th to May 6th, the S&P 500 increased over 35% in what was one of the strongest two month rallies in the past 70 years.  From there, the markets inched higher, but by the end of the quarter settled back to essentially its May 6th level.

Six Consecutive Negative Quarters of the S&P 500 Prior to 2nd Quarter of 2009

Quarter	Return
4th Quarter 2007	-3.8%
2nd Quarter 2009	**15.93%**
1st Quarter 2009	-11.01%

2nd time in history we have seen 6 consecutive negative quarters.

There have never been 7 consecutive negative quarters.

Meeder Financial

6

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

As we noted during the last quarterly review webcast, the stock market tied a previous record.  The quarter ended March 31, 2009 represented only the second time in the history of the stock market that the S&P 500 recorded six consecutive quarters with a negative return.  We also noted that there had never been seven consecutive negative quarters, and thanks to the S&P 500’s 15.93% increase in the second quarter, the streak has been, thankfully, broken.  In fact, the second quarter of 2009 was the best single quarter for the S&P 500 since 1998.

Investment Results

As of June 30, 2009

	QTD	YTD	1 Year	3 Years	5 Years
S&P 500	15.93%	3.16%	-26.21%	-8.22%	-2.24%
S&P 400 Mid Cap	18.75%	8.47%	28.02%	7.53%	0.36%
Russell 2000	20.69%	2.64%	-25.01%	-9.87%	-1.67%
International	25.64%	8.09%	-31.26%	-7.56%	2.78%
Real Estate	29.35%	-16.24%	-49.02%	-23.80%	-8.00%
Commodities	19.24%	6.55%	-59.69%	-15.17%	-3.45%

Meeder Financial

7

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

This slide shows the performance of large-, mid- and small-cap stocks, international stocks, real estate and commodities.  As you can see, the second quarter was extremely positive, erasing the losses of the first quarter, resulting in respectable to modest gains for the first six months of this year.  Even though the second quarter results were extremely positive, the performance for these asset classes for the past one, three and five years has been very disappointing and challenging.  Please note how both small caps and commodities performed so strongly in the second quarter.  The reason why I say this is in a few minutes Dale Smith, our Chief Investment Officer, will provide more detail on our overweighting of these two categories in the second quarter.

Have We Turned The Corner?

Meeder Financial

8

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

By far, the question we are asked most these days is “Have we turned the corner in the stock market?”  As usual there are mixed readings.  In the next few slides, I will discuss what we see as reasons for optimism along with some reasons for caution and concern.

S&P 500 vs. 50, 200 & 300-Day Moving Averages

1,300
1,200
1,100
1,000
900
800
700
600
300 day
moving average
200 day
moving average
50 day
moving average
S&P 500
12/31/2008
1/14/2009
1/28/2009
2/11/2009
2/25/2009
3/11/2009
3/25/2009
4/8/2009
4/22/2009
5/6/2009
5/20/2009
6/3/2009
6/17/2009

9

Meeder Financial
6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

As I mentioned, the evidence is mixed as we analyze the numerous indicators we observe on a daily basis.  For example, the following are three of the most straightforward moving average indicators we analyze to help us determine the short-, intermediate- and long-term trends of the stock market. First, the S&P has moved above its rising 50-day moving average, shown here in yellow, and the 50-day moving average has also crossed above the 200-day moving average. Even more encouraging, the S&P 500 just recently rose above its 200-day moving average, represented here in red, for the first time since December of 2007.  These are all positive developments. However, the 200-day average is still trending downward, and the S&P 500 has not yet been able to break above its 300-day moving average. These two factors are considered negatives in our evaluations.  So, the stock market still has some work to do before we believe the long-term trend has decisively turned positive.

S&P 500 Trade Volumes

10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Millions
12/31/08
1/15/09
1/30/09
2/14/09
3/1/09
3/16/09
3/31/09
4/15/09
4/30/09
5/15/09
5/30/09
6/14/09
6/29/09

Meeder
Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

10

Of course, we also take into consideration more complex technical indicators as well as many other factors.  Another reason to be cautious is trading volumes.  Typically, bull markets are characterized by rising trading volumes.  Here, you can clearly see that volumes have been generally declining since the mid-March market bottom, which is a characteristic more frequently seen in bear market rallies.  We would like to see higher overall trading volume to confirm a bull market.

Consumer Confidence

120.0
100.0
80.0
60.0
40.0
20.0
0.0
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul 07
Aug-07
Sep-07
Oct-07
Nov-07
Dec 07
Jan-08
Feb 08
Mar-08
Apr-08
May-08
Jun-08
Jul 08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb 09
Mar-09
Apr-09
May-09
Jun-09
Green Shoots
Initial signs of economic recovery in an economic downturn

Source: Bloomberg

11

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

A phrase you may have heard or read about over the past few months is “green shoots.”  Green shoots is a term economists use to indicate the initial signs of economic recovery in an economic downturn.  One example that has been discussed over the last few months is consumer confidence, and later, Dale Smith will review a few more of these indicators.

Consumer confidence is the degree of optimism that consumers feel about the overall state of the economy and their personal financial situation. How confident people feel about the stability of their incomes determines their spending activity and therefore serves as one of the key indicators for the overall shape of the economy. Generally speaking, if consumer confidence is increasing, consumers are making more purchases, boosting the economic expansion. On the other hand, if confidence is declining, consumers tend to save more than they spend, prompting the contraction of the economy.

As you can see, since July 2007, the long-term trend of consumer confidence is clearly declining.  However, one must learn to walk before they run, and a potential early green shoot is that consumer confidence has been improving since February of this year.

Dow Jones Industrial Average
+ 35% - 45%
Secular Bear Market
1st Quarter 1966
X
When the stock market experiences periods of significant declines and advances yet the overall long-term trend (12 – 18 years) is sideways to down.
4th Quarter 1982
1300
1200
1100
1000
900
800
700
600
500
Jan-63
Jan-67
Jan-71
Jan-75
Jan-79
Jan-83

Meeder Financial

12

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Over the past nine years, we have occasionally communicated we believed we were in a secular bear market.  A secular bear market is defined as a stock market that has significant declines as well as significant advances yet the overall long-term trend, defined as 12 to 18 years, is sideways to down.

This chart illustrates the last secular bear market.  To elaborate, the Dow Jones Industrial Average topped out at approximately 1000 in the first quarter of 1966 and did not decisively break above 1000 until the fourth quarter of 1982.  So for 16.5 years, the Dow went sideways, though it had periods of extreme advances and declines during this 16 plus year period.  To be more specific, during this 16-year period the Dow had five advances ranging from 32% to over 75% and five declines ranging from 25% to 45%.

So the million dollar question is, is the current rally from the mid-March lows a rally within a long-term secular bear market or was the mid-March low the end of the secular bear market that began in 2000 and we are now in the initial stages of a new long-term bull market?

In our opinion, too many uncertainties still remain in the economy and the financial markets.  We need further evidence to develop in order to determine if the stock market has truly turned the corner and began a new bull market.

Dow Jones Industrial Average 1900-2009

24 Years
-3%
+25%
-10%
10%
-1%
+ 16%
-1.9%
100000
10000
1000
100
10

13

Meeder Financial
6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

In case you think the 1966 –1982 bear market is a one-time anomaly, I would like to share with you a chart of the Dow Jones Industrial Average for the past 110 years.  Here, you can see seven distinct periods of alternating bull and bear markets.  From 1900 to 1915, the Dow had an annualized return of -3%.  For the next 14 years, from 1915 to 1929, the Dow averaged a return of 25% per year.  Then from 1929 to 1942, during the Depression, the annualized return was negative 10% per year.  From the early 40s to 1966, the Dow then returned 10% per year, followed by the period discussed on the previous slide where the Dow was essentially unchanged from 1966 to 1982.  The bull market from 1982 to 2000 – 18 years – the Dow had an annualized return of 16%.  And finally, since February 29, 2000, the average annualized return of the Dow has been -1.9%  The shortest of these previous cycles was 13 years.

Dow Jones Industrial Average October 1966 – April 1975

1,050
1,000
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900
850
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700
650
600
© 2008 Yahoo! Inc.
1967
1968
1969
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1975

S&P 500 Index October 1998 – July 2009

1.50K
1.40K
1.30K
1.20K
1.10K
1K
0.90K
0.80K
0.70K
© 2008 Yahoo! Inc.
1998
2000
2002
2004
2006
2008

This just might be my favorite slide of the presentation.  It is sometimes said history does not repeat itself, but it often rhymes.  The top clip of this slide shows the Dow Jones Industrial Average from 1966 to 1975.  Now, look at the remarkable similarity of the S&P 500 for the past 11 years.  Of course, it is not identical, but the similarity is truly quite amazing.

Average Performance of Stock Market When…

Incumbent Republican Party Loses
The Next Presidential Election
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116
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114
113
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JUL AUG SEP OCT NOV DEC JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
2000

Copyright 2008 Ned Davis Research, Inc. Further distribution prohibited without prior permission. All Rights Reserved.

Meeder Financial

15

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

And finally, I would like to share a slide we have shown for the past few quarters.  Again, while carefully attempting to avoid any partisan political comment, we have found it interesting to see historically how the stock market performed when there was a change from a Republican president to a president who is a Democrat.  Specifically, the red line is the average performance of the stock market when the incumbent Republican party loses the presidential election from mid-July of the election year through the first year of the new president.

Typically, the stock market dislikes uncertainty and change.  Historically, on average, when there was a change from a Republican president to a president that is a Democrat, the stock market peaks in August or September of the election year and declines into February or March of the first year of the newly elected president and then has a significant advance through August of that year. The theory here is that as the uncertainty of the potential effects of change become resolved the financial markets begin to improve.  What is fascinating to us is, that since September of 2008 the stock market is darn near replicating this pattern.  Specifically, we all know the stock market had a significant decline from September of 2008 until mid-March of this year and then, as I shared with you earlier, had one of the best 2 month rallies in over 70 years.

With that said, I am now going to turn the remainder of the second quarter review over to Dale Smith, our Chief Investment Officer, who will inform you of our current investment strategies and what we believe may be the key drivers that could affect the financial markets and the economy.

Where We Are Investing Now

Data as of June 30, 2009

➢ Growth & Aggressive Growth Portfolios

- Reduced large-cap exposure.
- Increased mid cap and small cap stock fund exposure.
- Maintained underweights in Utilities, Staples and Telecom.
- Increased Financials from neutral to overweight.
- Increased Materials and Energy from underweight to overweight.
- Added both Developed and Emerging Market International positions.

➢ Defensive Equity Portfolios

- Partially Defensive since January, 2008.
- Still see elements of a high-risk market. Partially defensive position still warranted.
- Increased Equity exposure throughout the quarter (now 80% invested in equities)
- Equity holdings very similar to Growth Portfolios.

➢ Defensive Fixed Income Portfolios

- Fixed Income Models indicate intermediate term rates may be rising.
- Target maturity: Shorter than benchmark.
- Overweight Corporate Bonds, underweight Treasuries

Meeder Financial

16

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Thank you Bob and hello everyone. Starting with our investment positioning, we started the year fairly conservatively invested in what are called the lower beta sectors including utilities and staples on the value side, and health care on the growth side. On a relative basis, this served us quite well during January and February. Throughout March, we reduced the conservative utility and staple sectors from an overweight position to underweight.  In turn, we increased financials from an underweight to an eventual overweight and we increased materials and energy from underweight to overweight positions as well.  We carried these more aggressive positions into and through the second quarter.  In addition, during the second quarter, our models indicated relative value in both the developed and emerging international markets, and we established modest positions in both of these as well.  We continued with essentially the same mid-cap and small-cap weightings, which added little value in the first quarter, but did add value in the second quarter.
Overall we were most pleased with this positioning, as the first quarter’s conservative stance helped us weather the first quarter’s market declines, and our more aggressive stance in the second quarter allowed us to take advantage of, as Bob noted, the strongest quarterly performance of the stock market since 1998.

As it relates to our defensive equity portfolios, we continued with a partially defensive position that we have been in since January 2008. Our quantitative models continue to indicate elements of a high-risk market. Thus, a partially defensive position is still warranted.  Over the course of the quarter, we did increase our equity exposure from 50% at the beginning of the quarter to 80% as of June 30.

And, in our defensive fixed income portfolios, our models changed during the quarter.  Our models have trended to a point that now indicate that interest rates may rise. As a result, we have reduced our target maturity to a level below that of our benchmarks. Also consistent with our models, we also began to overweight corporate bonds while reducing our exposure to U.S. Treasury and Agency securities.

Index / Sector Performance

	12/31/08 to 3/9/09	3/10/09 to 6/30/09	12/31/08 to 6/30/09
S&P 500	-24.6%	36.9%	3.26%
Russell 2000	-31.16%	48.9%	2.6%
Consumer Staples	-19.0%	20.9%	-2.1%
Utilities	-22.4%	26.4%	-1.9%
Health Care	-18.2%	22.0%	0.3%
Energy	-18.8%	25.0%	1.5%
Financials	-50.0%	93.1%	-3.4%
Materials	-20.3%	44.1%	14.8%
Technology	-14.9%	40.1%	19.2%
Industrials	-34.1%	45.0%	-4.5%

Meeder Financial

17

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

As Bob previously described, the markets reached their low point for the year on March 9th, and it was the worst year in the history of the stock market up to that point in time.   This chart breaks the performance of the equity markets and key sectors of the markets in to two distinct periods for the year thus far.  The first numerical column summarizes returns from the beginning of the year up to March 9th.  The next column indicates the returns from March 9th to June 30th.  And the final column is essentially a combination of the first two columns as it represents returns year to date through June 30th.

As you can see, certain items are highlighted in green, and others in red.  In general terms, these represent our overweight and underweight positions during these two distinct time periods.  For the period up to March 9th, we were overweighted in the consumer staples, utilities and health care sectors, as indicated here in green, while simultaneously underweighting financials, materials and technology.  In total, this positioning added to our growth portfolios outperformance in the first quarter of 2009.  Beginning in early March, we began rotating out of these lower beta sectors and into some of the more aggressive sectors of the market.  Specifically, by early April, we were underweight consumer staples, utilities and health care, while overweighting energy, financials and materials.  We also boosted our technology exposure to more of an overall neutral weighting.  Again, these moves, in total, added to our relative outperformance in our growth portfolios in the second quarter as well.

Here, I will also point out an interesting observation regarding statistics and percentages.  As you can see here, financials declined 50% during the period up to March 9th.  From its base as of March 9th, financials rose 93% to the period ended June 30th.  However, year to date, financials overall are down 3.4%, one of the worst performing sectors overall.

The next couple of slides will try to show some of these numbers graphically.

S&P 500 vs. Russell 2000

Jun 30, 2009 : ^GSPC 919.32 ^RUT 508.28
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
S&P 500
Russell 2000
© 2008 Yahoo! Inc.
2009
Feb
Mar
Apr
May
Jun

Meeder Financial

18

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

This chart shows the value of both large-cap stocks, as represented by the S&P 500, indicated in blue, and small-cap stocks, represented here by the Russell 2000, indicated in red.  As you can see, early in the year, exposure to small-cap stocks, on average would have hurt performance relative to the S&P 500.   We did have some modest exposure to small-caps early in the year, but our specific investments in small-caps were focused on the more conservative side at that point, so the exposure didn’t really detract from overall performance.  As of March 9th, however, small-cap performance, again, indicated in red, was better than the S&P 500 during the remainder of the period to June 30th.  Both our increased exposure to small-caps and our more aggressive positioning within the small-cap space added to our performance in the second quarter.

S&P 500 vs. Financials & Health Care

Jun 30, 2009 : ^GSPC 919.32 XLF 11.95 XLV 26.31
S&P 500
Health Care
Financials
0%
-10%
-20%
-30%
-40%
-50%
© 2008 Yahoo! Inc.
2009
Feb
Mar
Apr
May
Jun

Meeder Financial

19

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Here is a slide that compares the S&P 500, again, here in blue, with that of two sectors, specifically financials, as shown in red, and health care, as shown in green.  Similar to the small-cap discussion on the previous slide, an underweighting of financials in the first two months of the year, combined with an overweighting for the remainder of the period added to performance.  Similarly, overweighting health care early in the year and underweighting it during the subsequent period also added to our overall performance.

S&P 500 SECTOR PERFORMANCE THREE, SIX & TWELVE MONTHS AFTER RECESSION ENDS 1975 TO 2002 (5 CASES)

S&P 500 Sector	% Gain 3 Months Later	Batting Average (%)	S&P 500 Sector	% Gain 6 Months Later	Batting Average (%)	S&P 500 Sector	% Gain 12 Months Later	Batting Average (%)
OUTPERFORMERS								
Energy	11.6	80	Energy	12.6	80	Materials	17.3	100
Materials	9.7	80	Materials	10.1	80	Consumer Discretionary	15.7	80
Industrials	8.3	80	Consumer Discretionary	5.4	60	Financials	10.5	80
Consumer Discretionary	5.5	60	Industrials	4.2	40	Industrials	9.8	60
Financials	3.7	40	Financials	3.8	40	Energy	7.4	60
Utilities	3.2	20	Utilities	1.9	40	Consumer Staples	7.5	40
Information Tech	2.4	20	Health Care	-0.5	40	Information Tech	3.5	40
Health Care	1.7	20	Consumer Staples	2.4	20	Health Care	1.2	40
Consumer Staples	1.5	20	Information Tech	-1.6	20	Telecom Services	0.9	20
Telecom Services	0.5	0	Telecom Services	-3.9	0	Utilities	0.8	0

Meeder Financial

20

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

As I mentioned earlier, two sectors that we have been recently overweighting are energy and materials.  Though not specific to our models, we found this slide to be of corroborating interest.  This slide shows the average performance, by sector, of the markets over the last five recessions.  Specifically, it shows average performance for the first three months after the end of the recession, six months after the end of the recession, and 12 months after the end of the recession.  Historically, the two sectors that have responded most strongly at the end of recessions have been energy and materials.  Of course, no one can confidently pick the specific end of the recession date, but anticipation of this date may have driven the recent gains in these sectors.

Commodities

Mid Line 174.93
High on 07/02/08 271.78
Average 200.43
Low on 12/05/08 137.07
280
260
240
220
200
180
174.93
160
140
Sep 28
Dec 31
Mar 31
Jun 30
Sep 30
Dec 29
Mar 31
Jun 30
2007
2008
Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2009 Bloomberg Finance L.P.
SN 677961 G779-102-1 07-Jul-2009 16:06:44

Meeder
Financial

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6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

This slide measures the total value of a basket of commodities for the past two years.  As you can see, since late December, it has been trending upwards, though still well, well below its peak last summer and the period before that.  Commodity prices had corrected so far in the second half of 2008, falling 50%, but the ensuing rebound has been reflected in stocks of companies that supply commodities.  Increasing commodity prices can be looked at as one of those green shoots that Bob described earlier.

Dollar Declining

Jun 15, 2009 : UUP 24.43
26.50
26
25.50
25
24.50
24
23.50
© 2008 Yahoo! Inc.
2009
Feb
Mar
Apr
May
Jun

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6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

I also noted earlier that, based on our quantitative models, we have instituted modest positions in both developed and emerging international markets.  This slide depicts the value of the US dollar against a basket of foreign currencies.  Following a period of strength and an apparent flight to quality, from early March through early June, the dollar weakened significantly against foreign currencies, leading to higher valuations of foreign holdings.  Our exposure to international markets in the second quarter also aided our overall performance in our growth portfolios.  If the dollar continues to firm against foreign currencies, however, we could end up reducing our exposure internationally.

January 2009 Observations the Key Drivers for 2009

- Credit markets
  - Government rescue plans begin to take root
  - Spreads narrow
  - Lending increases
- Effects of Deleveraging/Government Offset
  - Financial Entities
  - Businesses
  - Consumers
- Other Key Ingredients
  - Housing
  - Inflation, Unemployment, GDP
  - Corporate Profitability

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6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

This slide was used both last quarter and in our end of year 2008 reviews to summarize what we saw as the key drivers for the markets in 2009. In early 2009, we said that the key drivers for the duration and severity of the recession will depend on first the credit markets and how the various extensive government rescue plans would take root. If successful, we would see spreads begin to narrow and lending correspondingly increase. The second key driver would be how the government would offset the effects of deleveraging by financial entities, businesses, and most importantly consumers who make up approximately 70% of Gross Domestic Product (or GDP). And third, the key economic ingredients including GDP, unemployment, inflation, housing, and ultimately corporate profitability would again retake center stage.

This quarter, in the next 15 slides, I want to take just a few minutes to specifically discuss interest rates, GDP and corporate profitability, unemployment, inflation and housing.

Fed Funds and Treasury Rates

	12/31/06	12/31/07	12/31/08	6/05/09
Fed Funds	**5.25%**	**4.25%**	**0.00 - 0.25%**	**0.00 - 0.25%**
2 Years	**4.74%**	**3.05%**	**0.84%**	**1.11%**
5 Years	**4.70%**	**3.45%**	**1.61%**	**2.54%**
10 Years	**4.71%**	**4.04%**	**2.67%**	**3.53%**

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6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Turning first to interest rates, this table summarizes interest rates for each of the last three calendar year-ends, and for the most recent quarter-end, for the Fed Funds rate, and for various maturities of US Treasuries.  Unlike 2006, when the yield curve was inverted, that is shorter term rates were higher than longer term rates, the yield curve continues to be normally sloped.  The slope, however, is becoming quite steep.  While overall rates remain relatively low, it is remarkable to me that the spread between two-year Treasuries and 10-year Treasuries reached an all time high in the second quarter of 2009.  This is better depicted on the next slide.

Yield Curve: Difference between Yield for Ten- and Two-Year Treasury

Recesson
Yield Curve
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
Difference between Yield: Treasury two- and 10-year notes
Jan-77
Jan-78
Jan-79
Jan-80
Jan-81
Jan-82
Jan-83
Jan-84
Jan-85
Jan-86
Jan-87
Jan-88
Jan-89
Jan-90
Jan-91
Jan-92
Jan-93
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09

http://www.calculatedriskblog.com/

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6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

This graph shows the spread between two-year Treasury Bills and 10-year Treasury Bills for the past 30 years.  As I mentioned previously, we find it remarkable in this otherwise low rate environment that the spread would be at a record level.  This can be looked at as good news or bad news.  If you want to look at it positively, a steep yield curve like this is very, very good for banks in that it encourages banks to lend and they can lend long at higher rates than their shorter term cost of capital.  So banks should be more profitable under this type of environment.  However, you can also look at this more skeptically.   A steep yield curve like this could result also from market fears of a higher level of inflation looking out a few years, relative to current inflation, so the fears of increasing government deficits could cause rates to be higher in the future.

Spread: Moody's Seasoned Corporate Bond Yield, Aaa and Baa vs. 30 Year Treasury Yield
Recession
Aaa
Baa
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Spread
Jan-77
Jan-78
Jan-79
Jan-80
Jan-81
Jan-82
Jan-83
Jan-84
Jan-85
Jan-86
Jan-87
Jan-88
Jan-89
Jan-90
Jan-91
Jan-92
Jan-93
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Source: St. Louis Fed
http://www.calculatedriskblog.com/

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6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

One last interest rate chart.  This chart summarizes the spread in interest rates between 30-year corporate bonds and 30-year treasury bonds going back the past 30 plus years. The blue line indicates the spread between treasury bonds and AAA rated corporate bonds, which is the highest grade of corporate debt. The red line indicates the spread between treasury bonds and BAA rated bonds, which is the lowest level of bond rating which is still considered of investment grade quality.  As you can see, though the spreads have come off of multi-decade highs, reached during the fourth quarter of 2008, they remain high by historical standards indicating the continued elevated fears in the credit markets. A very positive sign to us would be the continued decline in credit spreads, indicating an increased confidence by in investors in the markets.

Quarterly GDP

10
8
6
4
2
0
-2
-4
-6
-8
Mar-80
Mar-82
Mar-84
Mar-86
Mar-88
Mar-90
Mar-92
Mar-94
Mar-96
Mar-98
Mar-00
Mar-02
Mar-04
Mar-06
Mar-08

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6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

This slide summarizes the change in gross domestic product of the United States by quarter since 1980.  Gross domestic product or GDP, is the total value of all goods and services produced within a countries borders for a given period of time.  It is the key measure of national income and is the most important statistic to come out in any given quarter. Second quarter GDP, however, won’t be released until the last week of July, and it is then revised twice over the next two months, so the data is typically very stale.  So we like to look at other alternative measures.

Manufacturing Activity Slowly Improving

Institute for Supply Management - Manufacturing
Expansion
Contraction
60
55
50
45
40
35
30
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09

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28

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Looking more currently, this chart depicts the institute for supply management’s monthly manufacturing index for the past few years. A result under 50 for a month indicates a contracting market for manufacturing activity. June marked the 17th consecutive month for declining activity.  While the actual reading is rising, this slowing in the rate of decline is classically what’s been described as a green shoot in the economy – the seeds of things getting better where in this case less worse.  While it is encouraging that this index has continued to increase off its lows, which indicates the rate of decline in manufacturing is slowing, at some point, a slowing in the rate of decline will not be enough and investors will need to see actual growth.

Industrial Profit Margins

Standard & Poor's Industrial Average
Quarterly Data 9/30/1954 - 6/30/2009 (Log Scale)
6/30/2009 = 1199.8
Earnings & Sales Based on Four Quarter Totals
3/31/2009 Est. = 3.6%
(S658)
Standard & Poor's Industrial Average Profit Margin (Earnings/Sales)

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

29

One of the items we noted as a concern a few years ago was the record high but potentially unsustainable profit margins that were being experienced in the industrial sector of the economy.  Typically, when profit margins are very high or very low, the stock markets perform very poorly.  The markets perform much better generally when profit margins are more in the middle of their historical range.  Here, you can see that over the past two years, margins have dropped substantially.  If I had to pick one or two things to pay attention to over the next quarter to see the trends in the economy, a stabilization in corporate profits and profit margins would be one of those items.  Businesses have cut costs very hard over the past year and should be able to leverage any uptick in business to corporate profits.  While this next point is always important, the other thing I would pay close attention this quarter is companies’ looking forward guidance and the markets response to this guidance.

Unemployment

10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%

Source: Bloomberg

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6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Most everyone knows that unemployment has continued its seemingly unrelenting upward trend. However, as we have noted in previous quarterly status reviews, unemployment is largely a lagging indicator and we have other more meaningful ways to look at the unemployment picture as depicted in the following slides.

Initial and Continued Unemployment Claims
Continued Claims
Initial Claims (4 week moving Average)
Continued Unemployment Claims (millions)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Initial Claims (000s)
1,200
1,000
800
600
400
200
0
Jan-71 Jan-72 Jan-73 Jan-74 Jan-75 Jan-76 Jan-77 Jan-78 Jan-79 Jan-80 Jan-81 Jan-82 Jan-83 Jan-84 Jan-85 Jan-86 Jan-87 Jan-88 Jan-89 Jan-90 Jan-91 Jan-92 Jan-93 Jan-94 Jan-95 Jan-96 Jan-97 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Jan-08 Jan-09 Jan-10
http://www.calculatedriskblog.com/

Meeder
Financial

31

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

The red line on this slide shows the total of continued unemployment claims.  More importantly to us is the blue line, which is the four-week average of initial jobless claims for the past 40 years.  A very, very meaningful turning point to us is when this trend can conclusively reverse itself and drop meaningfully.  This important green shoot would be another very, very important indicator to follow above and beyond the simple unemployment rate.

Percent Job Losses in Post WWII Recessions
1948
1953
1958
1960
1974
1980
1981
1990
2001
2007
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
-5.0%
-6.0%
Percent Job Losses Relative to Peak Employment Month
Current Recession
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47
Number of Months After Peak Employment
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6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

I know this graph initially looks very confusing, but let me explain.  Each different line in this chart is a graph of the percentage of job losses relative to peak employment for each of the ten recessions since World War II.  Each recession uniquely advanced at its own pace, both in terms of length and severity.  Note that prior to the current recession, the most recent four recessions, dating back to 1980 were much, much shallower in nature in terms of jobs lost.  In terms of intensity, the net jobs lost this time around are as bad as any recession in the past 75 years.  It is hard to take away much optimism about the economy from this slide.

Inflation

7
6
5
4
3
2
1
0
-1
-2
Jul-85
Jul-86
Jul-87
Jul-88
Jul-89
Jul-90
Jul-91
Jul-92
Jul-93
Jul-94
Jul-95
Jul-96
Jul-97
Jul-98
Jul-99
Jul-00
Jul-01
Jul-02
Jul-03
Jul-04
Jul-05
Jul-06
Jul-07
Jul-08

Meeder Financial

33

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Briefly, as it will always be one of the key economic indicators, inflation continues to be very tame.  The reduction in commodity prices from last summer, combined with excess labor and production capacities are combining to keep a lid on inflation.  The longer term concerns, of course, are how the federal reserve unwinds its expansionary monetary policies as credit concerns continue to ease.

Capacity Utilization

Capacity Utilization
Recession
Capacity Utilization
Percent Utilization
100%
95%
90%
85%
80%
75%
70%
65%
60%
Inflation
Jan-67 Jan-68 Jan-69 Jan-70 Jan-71 Jan-72 Jan-73 Jan-74 Jan-75 Jan-76 Jan-77 Jan-78 Jan-79 Jan-80 Jan-81 Jan-82 Jan-83 Jan-84 Jan-85 Jan-86 Jan-87 Jan-88 Jan-89 Jan-90 Jan-91 Jan-92 Jan-93 Jan-94 Jan-95 Jan-96 Jan-97 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Jan-08 Jan-09 Jan-10
Source: Federal Reserve http://www.calculatedriskblog.com/

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Financial

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6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Capacity utilization is a concept in economics which refers to the extent to which a nation actually uses its installed productive capacity. Thus, it refers to the relationship between actual output that 'is' produced with the installed equipment and the potential output which 'could' be produced with it, if capacity was fully used.

It is believed that when utilization rises above somewhere between 82% and 85%, price inflation will increase. Excess capacity means that insufficient demand exists to warrant expansion of output.

Right now, capacity utilization is at its lowest level since recordkeeping began for this index back in 1967.  Again, this excess capacity should help keep a lid on inflation, at least in the short term.

New Housing Starts

The Economy (The Index of Coincident Economic Indicators) vs. Housing Starts
Monthly Data 1/31/1948 - 4/30/2009 (Log Scale)
Correct Signals: 85%
Expansion Mode GPA: 3.5%
Contraction Mode GPA: -1.0%
Buy-Hold Gain/Annum: 2.5%
Signal Dates: 12/31/1948 - 3/31/2009
Source: The Conference Board
Signals Generated When Middle Clip:
Rises Above 3.44 = Expansion
Falls Below -7.85 = Contraction
Housing Starts
(Three-Month Rate of Change)
4/30/2009 = -19.2%
Shaded areas represent
National Bureau of
Economic Research recessions.
New Housing Units Started
(SAAR, in thousands)
4/30/2009 = 458
POSTWAR
LOW
(E240)

Ned Davis Research Group
Please see important disclosures at the end of this document.
5

And finally, as always, we have four slides about housing.  First, as shown in the bottom clip here in red, the number of new housing units started has plummeted over the past three years to what is now a post World War II low.  And this is not adjusted for the growth in population over this time period, either.  As I noted last quarter, however, the damage to GDP has already been done here and it can’t get much worse, given that it has already declined by over 80%.

Monthly Data 6/30/1982 - 5/31/2009
Housing Inventory-to-Sales Ratios
Measured as Months' Available Supply
Total
5/31/2009 = 9.1
Too Many Homes Available
Balanced Market
Too Few Homes Available
Source: Haver Analytics
Existing Single-Family Homes
5/31/2009 = 9.0
Existing Homes
New Homes
5/31/2009 = 10.2
New Homes

36

Meeder Financial
6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

We frequently show this next slide. This slide depicts the ratio of both new homes (in red) and existing homes (in black) available for sale in relation to current sales.  This ratio, as measured in months of available inventory, had climbed continually higher over the past three years and had reached unprecedented levels. Any ratio of over six months of inventory is typically viewed as very negative, and this drop in new home inventories is actually quite encouraging. The drop in existing home inventories, however, has to be tempered by the fact that nearly 50% of current existing home sales are the result of either foreclosures or short sales.

Price to Median Household Income (Q1 1987 = 1.0)
Price to Household Income (Q1 1987 = 1.0)
1.7
1.6
1.5
1.4
1.3
1.2
1.1
1.0
0.9
0.8
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
http://www.calculatedriskblog.com/

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37

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Here’s another piece of good news.  This slide depicts the price of the average home in relation to median household income, using a ratio of 1.0 as the benchmark relationship in 1987.  It clearly shows the steep rise earlier this decade and the steep drop over the past three years.  The good news here is that the ratio has come back essentially to its historical levels.  However, based on the current state of the economy, it is possible, and, in fact, even probable that this ratio will drop below its historical norm.  Overall, the prevailing economic thought is that housing sales rates will stabilize before housing prices, which could drop further, though the majority of the damage to prices appears over.

Four-Quarter Price Change by State: Purchase-Only Index (Seasonally-Adjusted)

US Four-Quarter Appreciation = -7.1% (2008Q1- 2009Q1)

Washington
Oregon
-22.1%
California
-31.1%
Nevada
Idaho
Montana
Wyoming
Utah
-1.7%
Colorado
-19.5%
Arizona
New Mexico
0.3%
North Dakota
0.3%
South Dakota
Nebraska
Kansas
0.3%
Oklahoma
Texas
Minnesota
-1.2%
Iowa
-0.7%
Missouri
Arkansas
Louisiana
Wisconsin
Illinois
Michigan
Indiana
Ohio
Kentucky
Tennessee
Mississippi
Alabama
Georgia
South Carolina
North Carolina
Virginia
West Virginia
-10.1%
Maryland
Delaware
New Jersey
Pennsylvania
-3.4%
New York
Connecticut
Rhode Island
-3.2%
Massachusetts
Vermont
New Hampshire
-2.0%
Maine
Florida
Alaska
Hawaii
-35.0% to -10.0%
-10.0% to 0.0%
0.0% to 5.0%
5.0% to 10.0%

Source: Federal Housing Finance Agency

Ned Davis Research Group
Please see important disclosures at the end of this document.
16

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6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

And finally, I often try to include a different slide that summarizes the extreme regional nature of the current housing crisis.  This slide shows the annualized change in home prices, by state from the first quarter of 2008 to the first quarter of 2009.  The states shown in dark red…specifically Virginia, Florida, California, Nevada and Arizona are the five states with price declines of over 10 percent, while the other 45 states all have had declines of less than 10%.

This concludes my comments about the economy and potential effects on the markets, so with that, I will pass it back to Bob.

Contact Us

Meeder Financial, Inc.
6125 Memorial Drive
Dublin, OH 43017
Phone: 866.633.3371
www.meederfinancial.com
clientservices@meederfinancial.com

Should you have any additional questions or comments, please contact our Client Services Department using the information listed above. Please be assured that all emails will be returned promptly.

Thank you for taking the time to learn more about Meeder Financial and the services we offer!

Meeder Financial

39

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

We trust you found the information helpful and informative.  We would appreciate any feedback you may have on how we can improve our communications.  Once again, thank you and, if you have any questions or comments, please feel free to call or e-mail us.